SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

October 28, 2014

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate” and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the Executive Board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

This financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Due to rounding, numbers presented throughout this report may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason

Interim Management Report

1. Business Activity

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and optoelectronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, and a range of other high technology applications.

The Company markets and sells its products worldwide, principally through its own direct sales organization, but also through appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for the deposition of semiconductor materials, process engineering, consulting and training, including ongoing customer support.

AIXTRON supplies its customers with both production-scale material deposition systems and systems for Research & Development (“R&D”) or small scale production.

Demand for AIXTRON’s products is driven by increased processing speed, improved efficiency, and reduced cost of ownership demands for current and emerging microelectronic and optoelectronic components. The ability of AIXTRON’s technologies to precisely deposit thin material films and the ability to control critical surface dimensions in these components, enables manufacturers to improve performance, yield and quality in the fabrication process of advanced microelectronic and optoelectronic devices.

AIXTRON’s product range includes customer-specific systems capable of depositing material films on a diverse range of different substrate sizes and materials. The deposition process technologies include Metal-Organic Chemical Vapor Deposition (“MOCVD “) for the deposition of compound materials as well as thin film deposition of organic materials on up to Gen. 3.5 substrates. These include Polymer Vapor Phase Deposition (“PVPD®”), Organic Vapor Phase Deposition (“OVPD®”) or large area deposition for Organic Light Emitting Diodes (“OLED”) applications. Plasma Enhanced Chemical Vapor Phase Deposition (“PECVD”) is being employed for the deposition of complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene). For Silicon Semiconductor applications, AIXTRON systems are capable of depositing material films on wafers of up to 300mm in diameter, by employing technologies such as: Chemical Vapor Deposition (“CVD”) and Atomic Layer Deposition (“ALD”).

AIXTRON is committed to investing continuously in respective research and development projects to not only further strengthen the Company’s leading technology position in MOCVD equipment but also to penetrate growth markets for power management, organic semiconductors and next generation memory applications.

2. Macroeconomic and Industry Developments

Macroeconomic developments

Global economic development continued to be subdued and regionally unbalanced in the first months of the second half-year. Amongst others, the recovery in the euro area is not as strong as previously expected and many emerging countries are facing a generally lowered growth potential. Moreover, there are increasing risks to the global economy from geopolitical tensions in Europe and the Middle East.

Consequently, the International Monetary Fund (IMF, in its October 2014 World Economic Outlook) has once more lowered its growth projections compared to the July 2014 WEO update. Global growth is now forecast to reach previous year’s level of 3.3 % in 2014 and to increase to 3.8% in 2015. For emerging and developing countries, the IMF reduced its growth forecast to 4.4% in 2014 (July 2014: 4.6%) and 5.0% in 2015 (July 2014: 5.2%). Growth in the advanced economies is mainly driven by the US and the UK while expectations for some major euro area countries and Japan were reduced significantly.

The AIXTRON Management is aware of the changing risk situation in Europe and the global economic environment but does still not expect it to affect the business development in the remainder of 2014.

In the first half year of 2014, the US dollar exchange rate was moving in a range between 1.35 USD/EUR and 1.40 USD/EUR. Only in the third quarter, the US dollar was gaining significant strength against the background of negative spillovers from the geopolitical conflict in the Ukraine on European growth perspectives and the even more expansionary monetary policy of the European Central Bank aiming to defy the increasingly deflationary tendencies in the European Union. Thus, at the end of the third quarter 2014, the US dollar exchange rate improved by 8% from USD/EUR 1.377 at the end of 2013 to 1.269 USD/EUR. Compared to September 30, 2013 (closing price: 1.352 USD/EUR), the US dollar was up by approximately 6%. The average exchange rate used by AIXTRON to translate income and expenses denominated in US dollars in the first nine months of 2014 was 1.36 USD/EUR (Q1/2014: 1.37 USD/EUR; Q2/2014: 1.37 USD/EUR; Q3/2014: 1.34 USD/EUR) which was down 4% compared to the previous year (9M/2013: 1.31 USD/EUR).

Industry developments

According to recent reports from industry experts and organizations, the ongoing price competition for LED lighting products and correspondingly increasing consumer adoption are setting the global LED market for a period of strong growth. It is expected that more than 1 billion LED lamps will be shipped in 2014, increasing to 3 billion LED lamps in 2016 already. An increasing rate of lighting applications is projected to be equipped with mid-power devices instead of high-power devices mainly due to the attractive dollar-per-lumen ratio. The LED market is estimated to reach a total volume of USD 42.7bn in 2020 (CAGR 2014 - 2020: 13.5%). The recent multi tool order from San’an Optoelectronics Co., Ltd. could be seen as an indication of this development.

3. Business Performance and Key Developments

Due to inventory buildup of LED devices in the supply chain, utilization rates of most tier one LED chip manufacturers have recently come down. However, the impending availability of more efficient, new MOCVD tool generations by the major equipment manufacturers could have a positive impact on the low levels of equipment demand in the market. At the end of September, AIXTRON received its largest ever multiple tool order from Chinese manufacturer San’an Optoelectronics Co., Ltd. for 50 next generation MOCVD Showerhead tools. The order is being processed and will have an impact on order intake and revenues in future quarters. Due to the application of internal criteria (please refer to Chapter 4.3. “Development of Orders”) before reporting the order as order intake, AIXTRON’s order intake in the third quarter 2014 has not yet been affected by the above mentioned order. At EUR 37.6m it was up 5% year-on-year and stable sequentially (Q3/2013: EUR 35.7m; 9M/2014: EUR 113.5m; 9M/2013: EUR 96.1m; Q2/2014: EUR 38.2m).

AIXTRON continues to work on increasing the Company’s operating efficiencies as part the 5-Point-Program, focusing on Supply Chain, Service, Production and R&D processes. A specific focus to improve gross margins is on the reduction of material and component costs.

Revenues amounting to EUR 45.6m in Q3/2014 were broadly stable both against the previous year and sequentially (Q3/2013: EUR 46.2m; Q2/2014: EUR 46.2m). 9M/2014 revenues were up by 3% from the previous year (9M/2014: EUR 135.8m; 9M/2013: EUR 131.8m).

Third quarter cost of sales at EUR 39.1m (Q3/2013: EUR 35.7m; Q2/2014: EUR 33.6m) were up 10% year-on-year and 16% sequentially. This was due to less favorable sales mix, customer specific support activities and a write-down of legacy components ahead of the launch of the next generation MOCVD Showerhead tool. Cost of sales in 9M/2014 were down significantly by EUR 50.8m to EUR 105.8m (9M/2013: EUR 156.6m) which is mainly due to the previous year’s inventory write-downs of EUR 43.0m. To reduce the cost of materials and components on a continuous basis, Design-to-Cost programs have been expanded and accelerated.

This resulted in a lower Q3/2014 gross profit of EUR 6.5m year-on-year. Sequentially, gross profit was down 48%, which was due to lower revenues and above mentioned reasons (Q3/2013: EUR 10.6m; 9M/2014: EUR 29.9m; 9M/2013: EUR -24.8m; Q2/2014: EUR 12.6m).

The operating expenses at EUR 24.4m increased both sequentially and year-on-year, reflecting an increase in research and development expenses which was mainly due to pre-launch development costs in the area of next generation MOCVD Showerhead tools and progress made in the OLED area (Q3/2013: EUR 22.7m excluding an accrued insurance compensation; Q2/2014: EUR 23.2m). In a nine months comparison, operating costs were down from EUR 73.4m in 9M/2013 (excluding an accrued insurance compensation and including restructuring charges of EUR 3.0m) to EUR 69.4m in 9M/2014.

As a result of the above mentioned business development the Q3/2014 EBIT at EUR -17.9m was down compared to both Q3/2013 and Q2/2014, reflecting the business development in the quarter (Q3/2013: EUR 2.9m; 9M/2014: EUR -39.4m; 9M/2013: EUR -83.1m; Q2/2014: EUR -10.6m).

The net result for Q3/2014 amounted to EUR -19.9m (Q3/2013: 1.6m; 9M/2014: EUR -43.4m; 9M/2013: EUR -86.2m; Q2/2014: EUR -11.6m).

The operating cash flow was down in Q3/2014 sequentially as well as year-on-year and amounted to EUR -18.5m (Q3/2013: EUR -3.8m; 9M/2014: EUR -43.6m; 9M/2013: EUR 4.9m; Q2/2014: EUR -15.3m). The free cash flow in Q3/2014 was EUR -21.7m (Q3/2013: EUR -6.5m; 9M/2014: EUR -52.9m; 9M/2013: EUR -0.9m; Q2/2014: EUR -17.5m). This development was in line with Management expectations and was mainly due to the losses and to the scheduled increase of inventories for the next generation MOCVD tool in advance of respective customer deposits.

AIXTRON reported cash and cash equivalents (including bank deposits with a maturity of more than three months) of EUR 260.5m as of September 30, 2014 (Dec. 31, 2013: EUR 306.3m), and continues to record no bank borrowings.

4. Results of Operations

4.1. Development of Revenues

During the first nine months of 2014, AIXTRON recorded total revenues of EUR 135.8m, an increase of EUR 4.0m, or 3%, compared to the same period last year (9M/2013: EUR 131.8) with MOCVD Equipment demand remaining to be the largest revenue contributor. Compared to the previous quarter revenues decreased by 1% from EUR 46.2m in Q2/2014 to EUR 45.6m in Q3/2014.

Equipment revenues, excluding spares and service, were EUR 99.9m in 9M/2014 (9M/2013: EUR 98.9m), representing 74% of the total 9M/2014 revenues (9M/2013: 75%). In the third quarter 2014, equipment revenues amounted to EUR 33.0m (Q3/2013: EUR 35.0m). In a quarterly sequential comparison this represents a decrease of 5% (Q2/2014: EUR 34.7m).

The deposition equipment and upgrades bought by AIXTRON’s customers in the first nine months 2014 are predominantly used for the production of LEDs, which in turn are primarily employed as backlighting devices for LCD displays and increasingly for general lighting applications.

The remaining revenues were generated by the sale of spares and service and were 26% of total revenues in 9M/2014 (9M/2013: 25%; Q3/2014: 28%; Q2/2014: 25%).

	2014		2013
Revenues by Equipment, Spares &	9M		9M		+/-
Service	m EUR	%	m EUR	%	m EUR	%
Equipment revenues	99.9	74	98.9	75	1.0	1
Other revenues (service, spare parts, etc.)	35.9	26	32.9	25	3.0	9
Total	135.8	100	131.8	100	4.0	3

81% of total revenues in 9M/2014 were generated by sales to customers in Asia. This is 3 percentage points more than in the previous year (9M/2013: 78%; Q3/2014: 86%; Q2/2014: 80%). Meanwhile, 14% of revenues in 9M/2014 were generated in Europe (9M/2013: 13%; Q3/2014: 9%; Q2/2014. 15%) and the remaining 5% in the USA (9M/2013: 8%; Q3/2014: 5%; Q2/2014: 5%).

	2014		2013
	9M		9M		+/-
Revenues by Region	m EUR	%	m EUR	%	m EUR	%
Asia	110.6	81	103.1	78	7.5	7
Europe	18.7	14	17.7	13	1.0	6
USA	6.5	5	11.0	8	-4.5	-41
Total	135.8	100	131.8	100	4.0	3

4.2. Development of Results

	2014		2013
	9M		9M		+/-
Cost Structure	m EUR	% Rev.	m EUR	% Rev.	m EUR	%
Cost of sales	105.8	78	156.6	119	-50.8	-32
Gross profit	29.9	22	-24.8	-19	54.7	221
Operating costs	69.3	51	58.4	44	10.9	19
Selling expenses	10.9	8	21.2	16	-10.3	-49
General and administration expenses	13.9	10	13.6	10	0.3	2
Research and development costs	45.5	34	41.4	31	4.1	10
Net other operating (income) and expenses	(1.0)	-1	(17.8)	-14	16.8	94

Cost of sales in 9M/2014 decreased by EUR 50.8m or 32% year-on-year from EUR 156.6m to EUR 105.8m. This reduction is mainly attributable to inventory write-downs of EUR 43.0m and restructuring costs (EUR 3.0m) recorded in Q1/2013. Cost of sales relative to revenues decreased to 78% in 9M/2014 (9M/2013: 119%).

In Q3/2014, cost of sales compared to the previous quarter were up 16% to EUR 39.1m (Q2/2014: EUR 33.6m). This was mainly due to less favorable sales mix, customer specific support activities and a write-down of legacy components ahead of the impending launch of the next generation MOCVD Showerhead tool. Relative to revenues this results in an increase from 73% in Q2/2014 to 86% in Q3/2014. To reduce the cost of materials and components on a continuous basis, Design-to-Cost programs have been expanded and accelerated.

The Company’s gross profit in 9M/2014 increased year-on-year to EUR 29.9m (9M/2013: EUR -24.8m), resulting in a gross margin of 22% (9M/2013: -19%).

In a quarterly comparison, the gross profit in Q3/2014 was down 48% to EUR 6.5m (Q2/2014: EUR 12.6m; Q3/2013: EUR 10.6m) sequentially, due to lower revenues in conjunction with above mentioned reasons. The Q3/2014 gross margin was 14% (Q2/2014: 27%; Q3/2013: 23%).

Operating costs in 9M/2014 reflected efficiency gains from the Company’s 5-Point-Program and showed a decrease of 6% to EUR 69.3m compared to EUR 73.4m in 9M/2013 (excluding insurance proceeds of EUR 15.0m) in spite of higher R&D expenses.

In a quarterly sequential comparison, operating costs in Q3/2014 were affected by higher R&D expenses and amounted to EUR 24.4m (Q2/2014: EUR 23.2m).

The operating cost development was influenced by the following single factors:

Due to a lower rate of volume related costs, selling expenses in 9M/2014 decreased year-on-year by 49% to EUR 10.9m (9M/2013: EUR 21.2m). Sequentially, selling expenses in Q3/2014 were up 6%, albeit on a low basis, and amounted to EUR 3.6m (Q2/2014: EUR 3.4m).

In 9M/2014, general and administration expenses were stable at EUR 13.9m (9M/2013: EUR 13.6m). In Q3/2014, general and administration expenses were also stable at EUR 4.3m (Q2/2014: EUR 4.5m).

Research and development costs in 9M/2014 were up 10% year-on-year to EUR 45.5m (9M/2013: EUR 41.4m), reflecting AIXTRON’s commitment to innovation. In Q3/2014, R&D costs amounted to EUR 16.3m and thus came in 5% above the previous quarter (Q2/2014: EUR 15.5m), mainly due to pre-launch development costs in the area of next generation MOCVD tools and progress made in the OLED area.

For example, AIXTRON announced in September 2014, that it has teamed up with research institution Fraunhofer IISB (Institute for Integrated Systems and Device Technology) in Erlangen, Germany, to develop 150 mm Silicon Carbide (SiC) epitaxy processes using the new AIXTRON 8x150 mm G5WW Vapor Phase Epitaxy system. AIXTRON’s Planetary Reactor tool will be installed at the IISB cleanroom laboratory in the course of the current quarter. A variety of SiC devices are already commercially available and put into practical use in switch mode power supplies for computer servers and TVs, in solar power inverters and efficient power converters in UPS, medical equipment or commuter trains. The implementation of the 150 mm SiC technology is targeted to facilitate a widespread adoption of SiC in power electronics cost reductions in SiC semiconductor material manufacturing and device processing.

	2014	2013
Key R&D Information	9M	9M	+/-
R&D expenses (million EUR)	45.5	41.4	10%
R&D expenses, % of sales	34	31
R&D employees (period average)	283	307	-8%
R&D employees, % of total headcount (period average)	36	35

Net other operating income and expenses in the first nine months of 2014 resulted in an income of EUR 0.9m (9M/2013: EUR 17.8m income; Q3/2014: EUR 0.3m expense; Q2/2014: EUR 0.1m income). The previous year’s figure includes EUR 15.0m of insurance proceeds compensating for losses incurred from a fire in a third party warehouse.

In 9M/2014, AIXTRON recorded a net currency expense of EUR 1.0m (9M/2013: expense of EUR 24k; Q3/2014: expense of EUR 1.5m; Q2/2014: expense of EUR 0.1m) from currency transaction and translation differences of balance sheet positions.

EUR 1.1m of R&D grants, received in 9M/2014 (9M/2013: EUR 2.5m; Q3/2014: EUR 0.5m; Q2/2014: EUR 0.2m), were recorded as ‘other operating income’.

The absolute operating result (EBIT) increased in a year-on-year comparison by EUR 43.7m from EUR -83.1m in 9M/2013 to EUR -39.4m. This is mainly due to unusual items, totaling EUR 53.9m, which were included in the previous year’s figures. Compared to the previous quarter, the operating result in Q3/2014 was down to EUR -17.9m (Q2/2014: EUR -10.6m).

Result before taxes improved year-on-year by EUR 44.0m from EUR -82.5m in 9M/2013 to EUR -38.5m in 9M/2014, including a net finance income of EUR 0.9m in 9M/2014 (9M/2013: EUR 0.6m; Q3/2014: EUR 0.3m; Q2/2014: EUR 0.4m). In Q3/2014, the result before taxes was down sequentially to EUR -17.7m (Q2/2014: EUR -10.1m).

In 9M/2014, AIXTRON recorded a country specific tax expense of EUR 4.9m (9M/2013: EUR 3.7m tax expense; Q3/2014: EUR 2.3m tax expense; Q2/2014: EUR 1.5m tax expense).

The net result was up by EUR 42.8m year-on-year from EUR -86.2m in 9M/2013 to EUR -43.4m in 9M/2014. In Q3/2014, the net result amounted to EUR -19.9m (Q2/2014: EUR -11.6m).

4.3. Development of Orders

Equipment Orders	2014	2013	+/-
(in EUR million)	9M	9M	m EUR	%
Equipment order intake	113.5	96.1	17.4	18
Equipment order backlog (end of period)	70.7	72.8	-2.2	-3

As a matter of internal policy, the 2014 US dollar based order intake and backlog are recorded at the current 2014 budget exchange rate of 1.35 USD/EUR (2013: 1.30 USD/EUR).

In 9M/2014, equipment order intake was up year-on-year by EUR 17.4m and came in at a total of EUR 113.5m (9M/2013: EUR 96.1m). The Q3/2014 equipment order intake was not yet affected by the aforementioned Chinese order and so at EUR 37.6m was stable on a sequential basis (Q2/2014: EUR 38.2m).

The total equipment order backlog of EUR 70.7m as at September 30, 2014 was 3% down from the EUR 72.8m at the same point in time in 2013 and 21% higher than the 2014 opening backlog of EUR 58.1m.

As a matter of strict internal policy, AIXTRON follows clear internal requirements before recording and reporting received equipment orders as order intake and order backlog. These requirements comprise all of the following minimum criteria:

1. the receipt of a firm written purchase order

2. the receipt of the agreed deposit

3. accessibility to the required shipping documentation

4. a customer confirmed agreement on a system specific delivery date

In addition and reflecting current market conditions, the Company’s Management reserves the right to assess whether the actual realization of each system order is sufficiently likely to occur in a timely manner according to Management’s opinion. When Management concludes, that there is sufficient likelihood of realizing revenue on any specific system or that there is an unacceptable degree of risk of not realizing revenue on any specific system, Management will include or exclude the order, or a portion of the order, into or from the recorded order intake and order backlog figures, regardless of compliance with requirements of the points 1-4 above.

5. Financial Position and Net Assets

The Company recorded no bank borrowings as of September 30, 2014 and December 31, 2013.

The equity ratio was 81% as of September 30, 2014, compared to 83% as of December 31, 2013.

The AIXTRON Group’s capital expenditures for the first nine months of 2014 amounted to EUR 9.4m (9M/2013: EUR 6.6m), of which EUR 9.0m (9M/2013: EUR 6.2m) related to property, plant and equipment (including testing and laboratory equipment).

Cash and cash equivalents (including cash deposits with a maturity of more than three months) decreased to EUR 260.5m (EUR 135.0m + EUR 125.5m cash deposits) as of September 30, 2014 compared to EUR 306.3m (EUR 167.5m + EUR 138.9m cash deposits) as of December 31, 2013. This development reflects the losses occurred as well as the scheduled increase of inventories for new MOCVD tools and spares.

The value of property, plant and equipment was slightly down to EUR 78.2m as of September 30, 2014 (EUR 79.9m as of December 31, 2013).

The value of goodwill at EUR 64.8m as per September 30, 2014 remained broadly stable compared to EUR 64.1m as per December 31, 2013. There were no additions or impairments in the first nine months of 2014. The minimal differences were solely due to exchange rate fluctuations.

The value of other intangible assets decreased from EUR 3.1m as per December 31, 2013 to EUR 2.6m as per September 30, 2014. Differences arose mainly from amortization.

Inventories, including raw materials, unfinished and finished goods, were up to EUR 83.5m as per September 30, 2014, compared to EUR 66.2m as of December 31, 2013, reflecting the above mentioned requirements for new MOCVD tools and spares.

Advance payments from customers showed a slight increase of EUR 0.9m to EUR 47.1m as of September 30, 2014 compared to EUR 46.2m as of December 31, 2013.

Trade receivables decreased from EUR 27.7m as of December 31, 2013 to EUR 26.4m as of September 30, 2014 reflecting the business volume in Q3/2014.

Trade payables have increased from EUR 13.5m as of December 31, 2013 to EUR 23.8m as of September 30, 2014 reflecting increased purchases of materials, components and external services.

Other current provisions were down by EUR 9.5m from EUR 32.1m as of December 31, 2013 to EUR 22.6m as of September 30, 2014, mainly due to the usage and lower provision requirements resulting from process improvements within the 5-Point-Program.

6. Opportunities and Risks

AIXTRON expects the following market trends and opportunities in the relevant end user markets could possibly have a positive effect on future business:

Short Term

•                  Further increasing adoption of LEDs for exterior, public infrastructure and commercial lighting.

•                  Increasing adoption of LEDs for consumer and residential general lighting applications.

•                  Introduction of a new MOCVD tool generation for LED manufacturing

•                  Increased usage of GaN based devices for energy efficient power electronics.

•                  Development of next generation NAND, DRAM and PCRAM memory devices.

•                  Increased emergence of high volume Silicon Carbide (SiC) production applications and emerging hybrid and electrical automotive and photovoltaic transistor applications.

Mid- to Long Term

•                  Increasing use of LEDs for industrial lighting.

•                  Progress in the development of technologies for large area OLED displays as well as organic material large area deposition and OLED lighting.

•                  Further progress in the development of GaN-on-Silicon LEDs.

•                  Increased emergence and further development of plastic electronics / flexible organic TFT backplanes.

•                  Increased development activity for specialized compound solar cell applications.

•                  Increasing requirements for High-k and interconnect components, implying a new approach to production technologies.

•                  Progress in the convergence of compound semiconductor material applications for further miniaturization, e. g. substituting materials in the silicon semiconductor industry.

•                  Development of applications using Carbon Nanostructures (Carbon Nanotubes, Carbon Nanowires, Graphene).

•                  Development of alternative LED applications such as Visual Light Communication technology.

AIXTRON is exposed to a series of risks, which are described in detail in the “Risk Report” of the Annual Report 2013 and in the section “Risk Factors” in AIXTRON’s 2013 20-F Report, which was filed with the U.S. Securities and Exchange Commission on February 25, 2014. Copies of the Company’s most recent Annual Report and the 20-F Report are both available on the Company’s website at www.aixtron.com (sections “Investors/Financial Reports” and “Investors/US-Listings”), the 20-F Report being additionally available on the SEC website at www.sec.gov.

During the first nine months of 2014, AIXTRON Management was not aware of any significant additions or changes in the risks as described in the 2013 Annual Report/20-F Report referred to above.

7. Outlook

Global demand for LEDs continues to increase, driven by the growing adoption of LEDs in the general lighting market. Although there is increasingly positive sentiment in LED end markets, the majority of AIXTRON customers still remained hesitant to expand LED production capacity on a larger scale which is partially due to customer consolidation and customers currently evaluating next generation MOCVD tools.

However, Management continues to expect the demand for MOCVD production capacity to pick up driven by further increasing demand for LED lighting. Nevertheless, the exact timing and extent of such a pickup remains difficult to predict, as order visibility remains low.

Management reiterates its guidance made at the end of February for 2014 for revenues to be in line with those of last year. Concurrently, the Company is not expected to be profitable on an EBIT basis over the course of this year. However, Management continues to expect a year-on-year improvement in earnings due to progress made in cost savings and restructuring.

AIXTRON remains committed to R&D for the realization of its technology and product roadmap, which is seen as an integral part of the Company’s future. AIXTRON will continue projects within the 5-Point-Program to increase operating efficiencies across the business, with a particular emphasis on process improvements and cost reductions e.g. through Design-to-Cost programs that have been expanded and accelerated. The latter is particularly important to support margin improvements against the backdrop of further customer consolidation as well as continued lower cost of ownership requirements for MOCVD equipment.

AIXTRON expects that no bank financing will be required in 2014. Furthermore, AIXTRON expects to retain its strong equity base in the foreseeable future.

As of September 30, 2014, AIXTRON was not party to any legally binding agreements concerning financial participations, company acquisitions or disposals of business units.

Interim Financial Statements

1. Consolidated Income Statement*

in EUR thousands	9M/2014	9M/2013	+/-	Q3/2014	Q3/2013	+/-
Revenues	135,757	131,801	3,956	45,608	46,239	-631
Cost of sales	105,812	156,607	-50,795	39,112	35,662	3,450
Gross profit	29,945	-24,806	54,751	6,496	10,577	-4,081

Selling expenses	10,892	21,160	-10,268	3,575	6,867	-3,292
General administration expenses	13,899	13,580	319	4,257	4,174	83
Research and development costs	45,493	41,363	4,130	16,259	11,998	4,261
Other operating income	2,053	19,196	-17,143	708	16,105	-15,397
Other operating expenses	1,137	1,421	-284	1,044	725	319
Operating result	-39,423	-83,134	43,711	-17,931	2,918	-20,849

Finance Income	941	631	310	277	154	123
Finance Expense	0	3	-3	0	0	0
Net Finance Income	941	628	313	227	154	73
Result before taxes	-38,482	-82,506	44,024	-17,654	3,072	-20,726

Taxes on income	4,881	3,712	1,169	2,271	1,521	750
Profit/loss attributable to the equity holders of AIXTRON SE (after taxes)	-43,363	-86,218	42,855	-19,925	1,551	-21,476

Basic earnings per share (EUR)	-0.39	-0.85	0.46	-0.18	0.02	-0.20
Diluted earnings per share (EUR)	-0.39	-0.85	0.46	-0.18	0.02	-0.20

* unaudited

2. Consolidated Statement of other Comprehensive Income*

in EUR thousands	9M/2014	9M/2013	+/-	Q3/2014	Q3/2013	+/-

Profit or Loss	-43,363	-86,218	42,855	-19,925	1,551	-19,451
Currency translation adjustment	10,115	-4,348	14,463	8,562	-2,401	10,963
Other comprehensive income	10,115	-4,348	14,463	8,562	-2,401	10,963
Total comprehensive income attributable to equity holders of AIXTRON SE	-33,248	-90,566	57,318	-11,363	-850	-8,488

* unaudited

3. Consolidated Statement of Financial Position*

in EUR thousands	30-09-14	31-12-13
Assets
Property, plant and equipment	78,180	79,866
Goodwill	64,841	64,115
Other intangible assets	2,607	3,058
Other non-current assets	620	907
Deferred tax assets	5,056	4,613
Tax assets	176	177
Total non-current assets	151,480	152,736
Inventories	83,489	66,183
Trade receivables less allowance kEUR 1,813 (2013: kEUR 1,821)	26,372	27,654
Current tax assets	573	5,388
Other current assets	10,086	4,925
Other financial assets	125,518	138,853
Cash and cash equivalents	135,001	167,454
Total current assets	381,039	410,457
Total assets	532,519	563,193

Liabilities and shareholders’ equity

Subscribed capital
Number of shares: 111,542,123 (2013: 111,534,520)	111,542	111,535
Additional paid-in capital	371,246	370,842
Retained earnings	(51,654)	(8,291)

Income and expenses recognised in equity	1,432	-8,683
Total shareholders’ equity	432,566	465,403
Other non-current liabilities	65	92
Other non-current accruals and provisions	1,465	1,977
Deferred tax liabilities	35	300
Total non-current liabilities	1,565	2,369
Trade payables	23,847	13,517
Advance payments from customers	47,107	46,188
Other current accruals and provisions	22,555	32,080
Other current liabilities	2,758	2,948
Current tax liabilities	2,121	688
Total current liabilities	98,388	95,421
Total liabilities	99,953	97,790
Total liabilities and shareholders’ equity	532,519	563,193

* unaudited

4. Consolidated Statement of Cash Flows*

in EUR thousands	9M/2014	9M/2013		Q3/2014	Q3/2013
Cash inflow from operating activities
Net income for the period (after taxes)	-43,363	-86,218	42,855	-19,925	1,551	-21,476
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments	481	879	-398	263	-68	331
Depreciation and amortization expense	11,968	11,501	467	3,886	4,225	-339
Net result from disposal of property, plant and equipment	29	-41	70	1	0	1
Deferred income taxes	-379	824	-1,203	6	-475	481

Change in
Inventories	-15,566	56,629	-72,195	-9,475	-8,617	-858
Trade receivables	2,434	13,539	-11,105	4,777	3,343	1,434
Other assets	508	-11,933	12,441	-788	1,857	-2,645
Trade payables	9,537	5,418	4,119	8,831	2,885	5,946
Provisions and other liabilities	-8,969	5,504	-14,473	-1,190	-8,675	7,485
Deferred revenues	0	12	-12	0	0	0
Non-current liabilities	-542	1,723	-2,265	-395	221	-616
Advance payments from customers	244	7,031	-6,787	-4,470	2	-4,472
Cash inflow from operating activities	-43,618	4,868	-48,486	-18,479	-3,751	-14,728

Cash inflow/outflow from investing activities
Capital expenditures in property, plant and equipment	-9,009	-6,219	-2,790	-3,121	-2,521	-600
Capital expenditures in intangible assets	-420	-417	-3	-82	-272	190
Proceeds from disposal of fixed assets	104	883	-779	-1	70	-71
Bank deposits with a maturity of more than 90 days	15,417	20,493	-5,076	29,210	10,642	18,568
Cash inflow/outflow from investing activities	6,092	14,740	-8,648	26,006	7,919	18,087

Cash inflow/outflow from financing activities
Issue and buy back of equity shares	-88	1,318	-1,406	78	238	-160
Cash inflow/outflow from financing activities	-88	1,318	-1,406	78	238	-160

Effect of changes in exchange rates on cash and cash equivalents	5,161	-1,612	6,773	4,568	-1,055	5,623
Net change in cash and cash equivalents	-32,453	19,314	-51,767	12,173	3,351	8,822
Cash and cash equivalents at the beginning of the period	167,454	99,734	67,720	122,828	115,697	7,131
Cash and cash equivalents at the end of the period	135,001	119,048	15,953	135,001	119,048	15,953

Interest paid	-34	3	-37	-17	3	-20
Interest received	281	1,114	-833	-119	160	-279
Income taxes paid	-5,167	-1,432	-3,735	-308	-516	208
Income taxes received	6,618	66	6,552	180	4	176

* unaudited

5. Consolidated Statement of Changes in Equity*

	Income and expense recognised directly in equity
	Subscribed capital under IFRS	Additional paid-in- capital	Currency translation	Retained Earnings/ Accumulated deficit	Shareholders’ equity attributable to the owners of AIXTRON SE Total
Balance at January 1, 2014	111,535	370,842	(8,683)	(8,291)	465,403
Share based payments		499			499
Purchase of treasury shares	(26)	(224)			(250)
Issue of shares for options	33	129			162
Net income for the period				(43,363)	(43,363)
Other comprehensive income			10,115		10,115
Total comprehensive income			10,115	(43,363)	(33,248)
Balance at September 30, 2014	111,542	371,246	1,432	(51,654)	432,566

	Income and expense recognised directly in equity
	Subscribed capital under IFRS	Additional paid-in-capital	Currency translation	Retained Earnings/ Accumulated deficit	Shareholders’ equity attributable to the owners of AIXTRON SE Total

Balance at January 1, 2013	100,896	278,952	(2,553)	92,725	470,020
Share based payments		873			873
Issue of shares for options	256	954			1,210
Net income for the period				(86,218)	(86,218)
Other comprehensive income			(4,348)		(4,348)
Total comprehensive income			(4,348)	(86,218)	(90,566)
Balance at Sept 30, 2013	101,152	280,779	(6,901)	6,507	381,537

* unaudited

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON SE has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2013.

The consolidated interim financial statements of AIXTRON SE include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale, California (USA); AIXTRON Ltd., Cambridge (United Kingdom); Nanoinstruments Ltd., Cambridge (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON China Ltd., Shanghai (China); AIXTRON KK, Tokyo (Japan); and AIXTRON Taiwan Co. Ltd., Hsinchu (Taiwan) and Genus Trust, Sunnyvale, California (USA). In comparison with December 31, 2013, there have been no changes to the consolidated group of companies.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one operating segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments
(in EUR thousands)		Asia	Europe	USA	Group
Revenues realized with third parties	9M/2014	110,529	18,728	6,500	135,757
	9M/2013	103,059	17,651	11,091	131,801
Segment assets (property, plant and equipment)	30/09/14	2,784	73,133	2,263	78,180
	30/09/13	4,483	86,593	1,357	92,433

3. Stock Option Plans

In the first nine months of 2014, AIXTRON’s employees and Executive Board members held stock options, representing the right to receive AIXTRON common shares or AIXTRON American Depositary Shares (ADS). The status of these options developed as follows:

AIXTRON ordinary shares	Sep 30, 2014	Exercised	Expired/Forfeited	Allocation	Dec 31, 13
Stock options	2,314,634	32,197	377,870	65,000	2,659,701
Underlying shares	2,548,088	32,197	768,150	65,000	3,283,435

AIXTRON ADS	Sep 30, 2014	Exercised	Expired/Forfeited	Allocation	Dec 31, 13
Stock options	0		5,590		5,590
Underlying shares	0		5,590		5,590

4. Employees

The total number of employees increased from 788 on September 30, 2013 to 798 persons on September 30, 2014.

	2014		2013		+/-
Employees by Region	Sep-30%		Sep-30%		abs.	%
Asia	156	19	171	22	-15	-9
Europe	525	66	502	64	23	5
USA	117	15	115	15	2	2
Total	798	100	788	100	10	1

	2014		2013		+/-
Employees by Function	Sep-30%		Sep-30%		abs.	%
Sales	67	8	66	8	1	1
Research and Development	293	37	272	35	21	8
Manufacturing and Service	332	42	345	44	-13	-4
Administration	106	13	105	13	1	1
Total	798	100	788	100	10	1

5. Management

Compared with December 31, 2013, the following changes to the composition of the Company’s Executive and Supervisory Boards as of September 30, 2014 occured:

Wolfgang Breme, Chief Financial Officer of the Company, resigned from his office by mutual agreement to pursue a new career opportunity outside the Company. The Supervisory Board approved the termination of his service agreement with effect as of May 31, 2014.

A new CFO will not be appointed. The Chairman of the Executive Board, Martin Goetzeler, has taken over the tasks previously performed by Mr. Breme.

The service agreement of the current Chief Operating Officer, Dr. Bernd Schulte has been renewed until March 31, 2018.

6. Related Party Transactions

Except for the above mentioned contractual changes, AIXTRON did not conclude or carry out any material transactions with related parties.

7. Post-Balance Sheet Date Events

Late in September 2014 AIXTRON announced its largest ever multiple tool order for 50 next generation MOCVD tools from a leading Chinese LED manufacturer. The order is being processed and the first tools will be delivered starting in Q4/2014 and will have an impact on the Company’s order intake, revenue and earnings development in future quarters.

Nanoinstruments Ltd., Cambridge (United Kingdom), one of the Company’s subsidiaries was dissolved in October 2014 due the successful integration of its operations into the AIXTRON group. This had no effect on the financial position of the group.

There were no other known business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after September 30, 2014.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the nine months ended September 30, 2014 give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Herzogenrath, October 2014

AIXTRON SE

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON SE

	By	/s/ Martin Goetzeler
	Name:	Martin Goetzeler
	Title:	President & CEO
Date: October 28, 2014